Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY A DIRECTOR OF MIX TELEMATICS AND BY A DIRECTOR OF MAJOR SUBSIDIARIES OF MIX TELEMATICS

Shareholders are advised of the following information relating to dealings in securities by a director of MiX Telematics and by a director of major subsidiaries of MiX Telematics.

Pursuant to the SENS announcements published on 8 June 2016 and 17 June 2016, shareholders were advised that Stefan Joselowitz had exercised 1 500 000 share options under the MiX Telematics Group Executive Incentive Scheme (“the Scheme”) and that the intention was to sell 950 000 of these shares to cover the strike price and resultant tax implications of the transaction. Shareholders are accordingly advised that following the sale set out hereunder, the sale of the 950 000 shares has been concluded. Stefan Joselowitz has increased his shareholding in MiX Telematics by 550 000 ordinary shares, bringing his total shareholding to 26 342 045 shares.

Name of director:	Stefan Joselowitz
Transaction date:	15 June 2016
Class of securities:	Ordinary shares
Number of securities:	279 245
Highest traded price per security:*	R2.72
Weighted average price per security:	R2.71280
Lowest traded price per security:*	R2.66
Total value:	R757 535.84
Nature of transaction:	On-market sale
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Pursuant to the SENS announcements published on 8 June 2016 and 17 June 2016, shareholders were advised that Brendan Horan had exercised 250 000 share options under the Scheme and that the intention was to sell approximately 180 000 of these shares to cover the strike price and resultant tax implications of the transaction. Shareholders are accordingly advised that following the sale set out hereunder, the sale of the 179 553 shares has been concluded. Brendan Horan has increased his shareholding in MiX Telematics by 70 447 ordinary shares, bringing his total shareholding to 467 347 shares.

Name of director:	Brendan Horan
Name of subsidiary companies:	MiX Telematics Africa Proprietary Limited, MiX Telematics Investments Proprietary Limited and MiX Telematics International Proprietary Limited
Transaction date:	15 June 2016
Class of securities:	Ordinary shares
Number of securities:	51 032
Highest traded price per security:*	R2.72
Weighted average price per security:	R2.71280
Lowest traded price per security:*	R2.66
Total value:	R138 439.61
Nature of transaction:	On-market sale
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes
*Highest and lowest traded prices per security on the market on the day.

21 June 2016

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